SEC FILE NUMBER 001-31579
CUSIP NUMBER 25811P852

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DORAL FINANCIAL CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

200 Park Avenue, Suite 1700

Address of Principal Executive Office (Street and Number)

New York, New York 10166

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Doral Financial Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”).

The Company has continued working to complete all of the required information for its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014, and September 30, 2014 (collectively, the “Forms 10-Q”), as well as the Form 10-K. As previously disclosed in the Company’s notifications of Late Filings for the quarter ended March 31, 2014, dated May 13, 2014, the quarter ended June 30, 2014, dated August 12, 2014, and the quarter ended September 30, 2014, dated November 12, 2014, the delays in filing the Forms 10-Q are first primarily the result of the receipt by the Company on May 1, 2014 of a joint Report of Examination of Doral Bank, the Company’s principal operating subsidiary, issued by the Federal Deposit Insurance Corporation and the Puerto Rico Office of the Commissioner of Financial Institutions for the review period ending March 31, 2013 (the “Report of Examination”) in which Doral Bank was notified that it, among other things, may no longer include in its calculation of Tier 1 Capital certain tax receivables from the Government of Puerto Rico. For additional information on the disallowance of the Puerto Rico Government tax receivables in the Tier 1 Capital of Doral Bank and related subsequent developments, please see the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on and after May 1, 2014. The Report of Examination also instructs the Company to recognize certain charges related to loans and non-performing assets, and to evaluate certain assumptions in the allowance for loan losses and for modified loans. Second, in respect of the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 2014 as well as the Form 10-K, as previously disclosed by the Company in a Current Report on Form 8-K filed with the SEC on March 6, 2015, the Company filed a non-objection request with the SEC Office of the Chief Accountant (the “OCA”) regarding the Company’s accounting treatment for certain commercial assets (the “Commercial Assets”) that were part of a potential sale of assets to Abbey Finance Holdings PR, LLC in July 2014 as “held for investment” rather than “held for sale.” Third, as previously disclosed by the Company in a Current Report on Form 8-K filed with the SEC on March 2, 2015, Doral Bank, the Company’s principal operating business that was a wholly owned subsidiary, was placed into receivership by the Puerto Rico Office of the Commissioner of Financial Institutions on February 27, 2015. Finally, the Company filed on March 12, 2015 a Current Report on Form 8-K regarding its filing for protection under Chapter 11 of the federal bankruptcy law (the “March 11 Bankruptcy Filing”). Until the Company has (i) determined the impact of the Report of Examination, (ii) received the guidance from the OCA relating to the Company’s determination to account for the Commercial Assets as “held for investment” rather than “held for sale” in the fiscal quarter ended June 30, 2014 and fiscal periods thereafter, (iii) determined the possible impact on its financial statements of the results of Doral Bank being placed into receivership, and (iv) determined the impact on its financial statements of the March 11 Bankruptcy Filing, the Company cannot finalize the preparation of its quarterly financial statements as of and for the three months ended March 31, 2014, the three and six months ended June 30, 2014, and the three and nine months ended September 30, 2014, and its annual financial statements as of and for the fiscal year ended December 31, 2014.

As a result, the Company is unable, without unreasonable effort or expense, to timely file its Form 10-K within the 15-day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

David Hooston Executive Vice President and Chief Financial Officer	786	501-8200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended March 31, 2014

Quarterly Report on Form 10-Q for the quarter ended June 30, 2014

Quarterly Report on Form 10-Q for the quarter ended September 30, 2014

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

The Company expects that its results of operations for the fiscal year ended December 31, 2014 will be significantly different from the results of operations for the fiscal year ended December 31, 2013. The results of operations for the fiscal year ended December 31, 2014 compared to the fiscal year ended December 31, 2013 are expected to reflect: (i) the possible financial statement impacts of Doral Bank being placed into receivership by the Puerto Rico Office of the Commissioner of Financial Institutions on February 27, 2015, (ii) the effects, if any, as a result of the Company no longer being regulated as a bank holding company, (iii) the impact on the Company’s financial statements resulting from the Company filing on March 11, 2015 for protection under Chapter 11 of the federal bankruptcy laws, as well as (iv) additional provisions for loan losses, additional write downs in certain non-performing assets, additional losses in respect of non-performing assets sold or held for sale, and (v) the financial statement impacts of the Company’s litigation of the tax receivable matter with the Government of Puerto Rico. Until the Company has completed and filed its Forms 10-Q, and is able to complete the preparation of its Form 10-K, the Company cannot reasonably estimate its results for the fiscal year ended December 31, 2014.

DORAL FINANCIAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2015	By:	/s/ David Hooston
Executive Vice President and Chief Financial Officer